Mail Stop 3561

June 2, 2010

Wanda Canning, President
Gemini Tea Corp.
13836 Parkland Boulevard SE
Calgary, Alberta, Canada T2J 3X4

      Re: Gemini Tea Corp.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed May 19, 2010
               File No. 333-165995

Dear Ms. Canning:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Risk Factors, page 8

1. We note your response to comment 12 in our letter dated May 7, 2010 and your deletion of references to "operating history" and "minimal revenues" throughout the Risk Factor section. There still is a reference in the Determination of Offering Price section on page 12. There is also a reference to your commencement of "significant level of financial operations" at the bottom of page 15. Please revise or advise.

Certain Relationships and Related Transactions, page 23

2. Please revise to discuss the related party loan of $515 that you discuss elsewhere in your prospectus.

Undertakings, page 37

3. We note your response to comment 25 in our letter dated May 7, 2010. Please revise to include the applicable undertakings required by Item 512(a)(6) of Regulation S-K. We do not believe the undertaking required by Item 512(a)(4) is applicable.

Wanda Canning
Gemini Tea Corp.
June 2, 2010
Page 2

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       As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director